Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

Information presented at the website and not filed pursuant to Rule 425 in separate filings follows:

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical information, the matters discussed in these materials contain forward-looking statements that the Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Company’s actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Company files with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It.

Information contained in these materials is not a substitute for the proxy statement/prospectus that Airborne intends to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Airborne with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 426-2323, or email at investor_relations@airborne.com

Airborne, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

[LOGO OF DHL WORLDWIDE EXPRESS]	[LOGO OF AIRBORNE EXPRESS]

Combined Company Fact Sheet

Strategic Rationale

❑	This merger offers compelling benefits for Airborne shareholders, customers and employees. Shareholders will receive a cash premium to Airborne’s current share price and one share of ABX Air, Inc. airline; customers will receive the benefits of more competition and better service; and employees will become part of the premier international carrier with enhanced U.S. market positioning and service capabilities.
❑	This transaction will leverage Airborne’s strength as a high-value domestic carrier and DHL’s strength as the premier international carrier to create a stronger player in the industry. With greater breadth and resources, the combined company will also be able to play a more central role in the carrier industry.
❑	A strong management team representing both Airborne and DHL will continue to run the combined business and will maintain its focus on sustaining superior service, performance and productivity.

Customer Benefits	[PIE CHART]

❑	The UPS/FedEx duopoly today has a 79%[1] share of the U.S. air express delivery market (versus Airborne and DHL’s combined 21% market share).
❑	The Airborne-DHL combination will act as a stronger third competitor in the expedited door-to-door delivery of small packages and documents and will have the ability to bring reduced prices and better service to small- and medium-sized businesses.
❑	In the markets Airborne competes in today, made up primarily of large, corporate accounts, its price levels are substantially lower than its competitors. The expanded DHL company will have the capital and resources to leverage this value into the small to mid-sized marketplace.

Transaction Highlights:

Deal Consideration:	Airborne shareholders receive $21.25 in cash and one ABX Air, Inc. share per Airborne share

Expected Closing:	Summer 2003, subject to regulatory and shareholder approvals

Key Facts:	Airborne	DHL USA	Pro Forma Combined
Total 2002 Revenues	$3,338 million	$1,046.9 million	$4,384.9 million
Employees	22,430	10,570	33,000
Global Representation	200+ countries	220+ countries	220+ countries
Customers	457,969	400,000	N/A
Total Shipments	356 million	30 million	386 million

Management:

Combined Company CEO: Carl Donaway

[LOGO OF AIRBORNE EXPRESS]

ABX Air, Inc. Fact Sheet

Transaction Overview:

❑	DHL to acquire Airborne ground operations[1]; upon conclusion of the acquisition, Airborne’s airline will be separated from its ground operations and will become an independent public company, called ABX Air, Inc.
❑	Each Airborne shareholder will receive one share of common stock in the independent airline for every Airborne share they own; ABX Air will be 100% owned by Airborne shareholders as a result of the separation
❑	Airco stock will be traded over-the-counter
❑	Concurrent with the acquisition, ABX Air will enter into several agreements with the enlarged DHL U.S.A., including:
-	ACMI (Aircraft, Crew, Maintenance & Insurance) Agreement: the airline will provide air service for the combined company’s package and freight business
-	Hub Services Agreement: the airline will provide staff to conduct hub, line-haul and maintenance services to the combined company
❑	In addition to providing services to the combined company, ABX Air also serves over 200 customers in a variety of industries[2]

Strategic Rationale & Benefits:

❑	The transaction will unlock value for Airborne shareholders
❑	The airline currently serves many customers who are unrelated to Airborne or DHL and we believe that, as an independent company, management will be able expand these relationships and grow a solid base of revenues

Key Facts:		Management:
Pro Forma 2002 Revenues	Approximately $1 billion	CEO: Joe Hete
Employees	7,735
Volume	7.6 million lbs. Per day

Ownership Structure

[FLOW CHART]	[FLOW CHART]

1 Ground operations defined as all non-airline related activities of the company

2 Figure includes charter, available space and spare parts customers

Frequently Ask Questions (FAQ)

1.	Why does DHL want to acquire Airborne?

This transaction is a great opportunity for DHL to expand its service portfolio and market share. The transaction will enable DHL to grow its business, hence creating a stronger player in the US market to compete with UPS and FedEx.

2.	What are the advantages of this deal for customers, shareholders and employees?

This transaction will enable growth of the combined company, hence creating a stronger number three in the US market to compete with UPS and FedEx. The combined company will have the scale, global presence and financial resources to continually invest in new technology, offer bundled services and serve customers with a broader product portfolio and improved quality of service. The acquisition will provide Airborne’s customers with access to DHL’s extensive global network and provide DHL with a full-blown network covering North America.

For employees, the combination will create a stronger company and hence a more stable environment for the both companies’ workforces.

This transaction delivers value to Airborne’s shareholders through a substantial cash premium. Additionally, Airborne shareholders retain full ownership of Airborne’s air assets through an independent public company, ABX Air Inc.

3.	How will the combined company be branded?

The combined ground operations[3] will be named and branded under DHL. ABX Air Inc. will become an independent company owned by Airborne shareholders and will operate under the ABX Air Inc. brand.

4.	Do you expect a lot of restructuring work at the combined company?

No. The networks of Airborne and DHL are complementary, which is a key strategic rationale of this transaction. While DHL operates a large international express delivery network, Airborne operates a large U.S. domestic network. We intend to capitalize on the strengths of both networks.

5.	How will this transaction affect your existing partnerships, vendor relationships, etc…?

The transaction should benefit all of our partnership and vendor relationships. As we grow, our business with them should grow as well. Furthermore, the investment of capital that DHL is committing to expand our capabilities should provide even further opportunities for our suppliers and partners.

3Ground operations defined as all non-airline related activities of the company

6.	Do you expect any changes to your pricing structure?

Airborne has long been a price-moderating influence and we believe this transaction will further increase our competitive edge. In the markets Airborne competes in today, made up primarily of large, corporate accounts, Airborne’s price levels are substantially lower than its competitors. The expanded DHL business will have the capital and resources to leverage this value into the small to mid-sized marketplace.

7.	How many employees will the combined ground operations have?

The combined ground operations will have 33,000 employees.

8.	What regulatory/legislative hurdles will you need to clear in Washington? Abroad?

FAA, the Department of Transportation and the Department of Justice will review the transaction. Outside the U.S., we may need regulatory approval in a couple of countries. From what we know now, an EU approval should not be required.

9.	How long will the approval process take?

While we cannot pinpoint the exact timing of regulatory approvals, we are confident that regulators will support this transaction, such that it can be closed within four to eight months.

10.	Is the deal subject to shareholder votes?

Yes. Assuming all regulatory approvals are received, Airborne hopes to schedule a shareholder vote by summer. The transaction is also subject to DP shareholder Board approval.

11.	When do you expect shareholders to vote on the transaction? When will you issue a proxy to shareholders?

We expect to mail a proxy statement to shareholders in late spring/early summer and to hold a shareholder vote shortly thereafter.

12.	When do you expect the transaction to close?

We anticipate closing the transaction sometime this summer.

13.	What is the ACMI agreement?

The ACMI contract covers the cost of aircraft, crew, maintenance and insurance as well as purchased fuel and corporate overhead expenses. The Hub Services agreement will cover the labor costs associated with providing employees to the combined company for sort and linehaul activities.

14.	What is the senior management structure of the combined company?

Carl Donaway will be CEO of the combined ground companies in the U.S. Uwe Doerken will remain CEO of DHL Worldwide. Joe Hete will be CEO of the newly independent airline.

15.	What is the U.S. market share of the combined company?

The combined company will have a U.S. market share of about 20%.

16.	How will the combined company rank among global package delivery companies? U.S. Carriers?

The combined ground company will rank as one of the world’s largest international express transportation and logistics companies, and will be the third largest U.S. domestic provider. DHL currently has a US market share of around 1.9% and Airborne has a market share of about 18%. Globally, DHL will improve its market share by 3% to 21% as one of the largest air express deliverer worldwide.

Customer FAQ

1.	What are the advantages of this deal for customers?

This transaction will enable growth of the combined ground operations, hence creating a stronger No. 3 in the U.S. market to compete with UPS and FedEx. The combined company will have the scale, global presence and financial resources to continually invest in new technology, offer bundled services and serve customers with a broader product portfolio and improved quality of service. The acquisition will integrate Airborne into DHL’s extensive global network and provide DHL with a full-blown network covering North America and will boost DHL’s position in the world’s largest market for express delivery.

2.	Will all my contacts at the company remain the same?

Until the deal closes, DHL and Airborne will operate as completely independent companies and therefore your contacts at the companies will remain unchanged. Once the deal has closed, we will decide how we can jointly continue to best meet our customers’ needs with the same focus on providing first-class service and exceeding our customers’ expectations.

3.	Do you expect any changes to your pricing structure?

Airborne has long been a price-moderating influence and we believe this transaction will further increase our competitive edge. In the markets Airborne competes in today, made up primarily of large, corporate accounts, Airborne’s price levels are substantially lower than its competitors. The expanded DHL business will have the capital and resources to leverage this value into the small to mid-sized marketplace.

4.	How will this transaction affect your existing partnerships, vendor relationships, etc…?

The transaction should benefit all of our partnership and vendor relationships. As we grow, our business with them should grow as well. Furthermore, the investment of capital that DHL is committing to expand our capabilities should provide even further opportunities for our suppliers and partners.

5.	Do you think that there will be vocal opposition from UPS and FedEx?

We cannot comment on how our competitors will react to this transaction.

6.	You say this deal will be pro-competitive – how much will DHL reduce its prices?

Upon closing of the transaction, we will do a full market analysis to identify the best practices to most competitively and effectively structure our domestic operations.